Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-145845
October 23, 2007

For many investors, currency exposure is an indirect consequence of other investment actions taken. For other investors it is an explicit investment decision. Regardless of intention, investing outside the United States in most cases involves exposure to foreign currencies. This combined with more international assets finding their way into investment portfolios makes it important for investors to recognize the effect that currency exposure may have on their portfolios. Currency exposure may be a potential source of portfolio risk and return, but it may also offer diversification benefits as an asset class in addition to being an important risk reduction tool when used to reduce or hedge passive currency exposure.

THE BASICS OF CURRENCY

A HISTORICAL RETURN CONTRIBUTOR

Investing outside the United States involves additional risk — the risk of foreign exchange movement relative to the U.S. dollar. For any investor investing in non-U.S. assets, total return is composed of two elements: the foreign asset’s local price movement and the change in currency relative to the U.S. dollar over the investment holding period. Local currency appreciation and a weaker dollar enhance an investor’s total return since now the foreign asset is worth more in U.S. dollar terms. Correspondingly, local currency depreciation and a stronger U.S. dollar reduce total return given the foreign asset is now worth fewer U.S. dollars. The equation below highlights the two components of overall return.

Total return (USD) = Local price return + Currency return

At times currency has contributed significantly to investor returns. Figure 1 shows international equity market returns from 2002 through 2006. Currency returns through 2004 were positive given general U.S. dollar depreciation against most currencies. In 2005 this reversed when a stronger U.S. dollar detracted from overall international equity returns.

Figure 1 demonstrates how foreign exchange movements have, at times, been a significant contributor to overall returns.

FIGURE 1 International Equity Market Returns

Both ETNs and ETFs provide investors access to the returns of various market benchmarks. However, ETNs are senior, unsubordinated, unsecured debt securities issued by Barclays bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities.

	MSCI Euro			MSCI UK			MSCI Japan			MSCI Canada
	Market Return	Currency Return	Total Return	Market Return	Currency Return	Total Return	Market Return	Currency Return	Total Return	Market Return	Currency Return	Total Return
	(Local)		(USD)	(Local)		(USD)	(Local)		(USD)	(Local)		(USD)
2002	-34.9%	11.6%	-23.2%	-23.4%	8.1%	-15.2%	-18.8%	8.5%	-10.3%	-14.1%	0.9%	-13.2%
2003	17.8%	23.8%	41.6%	18.8%	13.3%	32.1%	22.7%	13.2%	35.9%	26.5%	28.1%	54.6%
2004	10.9%	8.6%	19.5%	11.5%	8.1%	19.6%	10.8%	5.1%	15.9%	13.3%	8.9%	22.2%
2005	24.6%	-16.5%	8.1%	20.1%	-12.7%	7.4%	44.6%	-19.1%	25.5%	25.1%	3.2%	28.3%
2006	20.8%	14.2%	35.0%	14.6%	16.0%	30.6%	7.3%	-1.0%	6.2%	17.4%	0.4%	17.8%

Source: MSCI Barra. Past performance does not guarantee future results. Index performance is for illustrative purposes only and does not represent actual iPath ETNs performance. Index performance does not reflect any management fees, transaction costs or expenses.

CURRENCY AS AN ASSET CLASS

Movements in foreign currencies are often independent of movements in stock and bond prices. At the same time, these currencies may respond differently than stocks and bonds to the same information. This less than perfect correlation between currencies and other asset classes suggests possible portfolio diversification benefits exist when incorporating foreign currency as an additional asset class into a portfolio. Currency also offers investors the ability to potentially reduce or remove certain undesired portfolio risk or provide additional return.

As shown in Figure 2, currency fluctuations may introduce substantial volatility to a portfolio’s returns. The table lists the volatilities for the major currencies in relation to each of the major asset classes. Individual currency volatilities, while greater than the fixed income market, are lower than equities and commodities.

Figure 3 shows correlations with the international equity markets, which are viewed in hedged terms. While unhedged indexes measure local asset return and currency return, hedged indexes measure only the local asset return without a foreign currency component. More specifically, hedged indexes measure asset returns in local currency terms without incorporating the effect of a foreign asset’s appreciation or depreciation over the investment holding period when translated into U.S. dollars. Using hedged indexes provides a better comparison when looking at each market’s price movement relative to its respective currency. As shown, correlations in most cases are low to negative, indicating these currencies move independently and in different directions to their local equity markets. Also important to note is that exposure through holding U.S. multinational stocks is insufficient given the high correlations of these stocks to U.S. markets. As such, these stocks should generally not be considered good proxies for international equity or currency exposure.

2	iPATH EXCHANGE TRADED NOTES

FIGURE 2 Asset Volatility

Euro Spot Rate*	Japanese Yen Spot Rate	British Pound Spot Rate	Canadian Dollar Spot Rate	S&P 500® Index	Lehman U.S. Aggregate Index	MSCI EAFE	S&P GSCI™
8.9%	11.6%	7.2%	6.6%	15.3%	3.6%	15.0%	22.0%

Sources: Bloomberg, S&P, Lehman, MSCI, S&P. Data as of 2/28/97-2/28/07.

*	Correlations involving euro are for a five-year period ending 2/28/07.

FIGURE 3 Exchange Rate Correlation to Underlying Equity Market

	Hedged	Description
United Kingdom	-0.29	MSCI UK vs. British pound exchange rate
Japan	-0.04	MSCI Japan vs. Japanese yen exchange rate
France*	-0.26	MSCI France vs. euro exchange rate
Germany*	-0.20	MSCI Germany vs. euro exchange rate
Canada	0.38	MSCI Canada vs. Canadian dollar exchange rate

Sources: Bloomberg, MSCI. Data as of 2/28/97-2/28/07.

*	Correlations involving euro are for a five-year period ending 2/28/07.

Figure 4 illustrates correlations between international bond markets and their currencies, on a hedged and unhedged basis using the World Government Bond Indexes for each individual country’s fixed income market. When compared to international equities, correlations are higher for international bond and currency correlations. Not surprisingly, interest rates and exchange rates are closely related, reacting in similar ways to many fundamental variables. This is evident by the extremely high correlations between the currencies and their unhedged bond markets. With unhedged correlations in foreign bond markets so high, the practice in international fixed income has been in most cases to hedge out currency exposure.

FIGURE 4 Exchange Rate Correlation to Underlying Fixed Income Market

	Hedged	Unhedged
United Kingdom	0.04	0.87
Japan	-0.22	0.96
France*	0.23	0.94
Germany*	0.22	0.94
Canada	0.08	0.87

Sources: Bloomberg, WGBI. Data as of 12/31/96-12/29/06.

*	Correlations involving euro are for a five-year period ending 2/28/07.

Finally, as is evident in the cross currency correlations in Figure 5 (see page 4), these currencies move independently from one another, meaning currencies themselves can offer an additional layer of diversification benefit.

While diversification benefits do not eliminate the market risk associated with being invested in this asset class, the less than perfect correlations between equity and fixed income markets and currencies, as well as between currencies themselves, suggest currency exposure provides clear and measurable portfolio diversification benefits to investor portfolios. Because of this, currency should be thought of as a separate and distinct asset class providing both risk and return opportunities similar to other traditional asset classes.

THE BASICS OF CURRENCY	3

THE BASICS OF CURRENCY

FIGURE 5 Exchange Rate Correlations Across Countries

	GBP	JPY	EUR*	CAD
GBP	1.00
JPY	0.27	1.00
EUR*	0.79	-0.20	1.00
CAD	0.22	0.18	-0.22	1.00

Source: Bloomberg. Data as of 2/28/97-2/28/07.

*	Correlations involving euro are for a five-year period ending 2/28/07.

GIVEN MARKET INEFFICIENCIES, RETURN OPPORTUNITIES EXIST

The global currency market is the largest, most liquid market in the world, trading on average 1.9 trillion U.S. dollars per day.1 Figure 6 shows the growth in the currency market from 1992 to 2004.

Despite this, the currency market remains less efficient than other traditional asset classes due to the presence of numerous diverse players whose transactions are not solely profit motivated. Central banks, corporate treasurers, tourists and investment managers are examples of such players whose combined activity dominates the foreign exchange market. Research supports this observation that currency markets are less efficient than global stock or bond markets.2

Unlike traditional asset classes, currencies do not have a positive expected return. It is hard to argue that certain currencies should expect a positive return over the very long term while other currencies should expect a negative return over the same period. This is due to currency’s difference from other asset classes in being a zero sum game. The appreciation in one currency is exactly equal to the corresponding depreciation in another currency. It is not possible for the respective values of all currencies to rise over the same period. This is because exchange rates measure the relative value between two currencies. Instead, long term assumptions are that currency returns are approximately zero and that currencies tend to mean revert over the long term rather than move in one direction the majority of time.3 If this is the case and currency returns over the long run are expected to be zero, then no positive risk premium exists with currencies. Said differently, there is no expected return compensation for bearing currency risk and passive currency exposure becomes an uncompensated risk. It is this rationale that leads some investors to consider hedging strategies.

While economic theory suggests currencies should mean revert over the very long term and that there is no positive risk premium associated with currencies, currencies can and do deviate from their underlying fundamental values for extended periods of time. Academic research exists which supports this observation.4 This combined with the market’s inefficiencies suggests there are opportunities for investors to generate potential returns within this market. It is this realization that has propelled the growth in active currency strategies around the world.

FIGURE 6 Global Currency Market-Average Daily Turnover

1.	Source: 2004 triennial survey of Bank of International Settlements.
2.	Source: Frank Russell, Mercer and Watson Wyatt.
3.	Source: Investment Insights, BGI, Oct 2003.
4.	Source: R. Meese: “Currency Fluctuations in the Post Bretton Woods Era,” Journal of Economic Perspectives, 1990.

4	iPATH EXCHANGE TRADED NOTES

SEPARATING THE CURRENCY DECISION

There are many reasons for separating a currency decision from other investment decisions and making the decision an explicit one. A great investment manager may not be the best currency manager. An investor might like the prospects for a particular country but not like the currency implications of that decision. The best performing equity markets might be associated with depreciating currencies. Separating the currency decision provides the greatest possibility to achieve two things: manage a portfolio’s risk and add potential portfolio return.

For investors without an active view on currency, simply recognizing currency exposure inherent with international assets is a critical component to investing internationally. At this point, investors may consider hedging passive currency exposure if the perceived benefit in risk reduction outweighs the costs of implementing the currency hedge. The majority of long term equity investors, however, are likely to benefit from maintaining some passive currency exposure through their international investments given the additional layer of diversification benefit that currencies have historically provided to portfolios.

CURRENCY STRATEGIES

Following are a number of common currency strategies allowing investors to manage portfolio risk or add potential return.

•

Short Term Tactical Views: Currency strategies may be used to implement short term tactical views on the U.S. dollar or any other foreign currency. An investor may have a positive or negative view on a particular currency. By going long a specific currency relative to another the investor may implement an individual currency view. For example, an investor having a negative view on the U.S. dollar could use dollar assets to purchase or go long a specific foreign currency.

•

Substitute or Alternative Asset Class: Currencies may also be used as a substitute for other asset classes. For example, purchasing currencies of commodity-exporting countries may give investors exposure to commodity prices indirectly. Often these currencies are less volatile than the commodities they track and therefore attractive substitutes for the commodities themselves,[5] an example being the Australian dollar and its extremely high correlation (over 0.90) to gold.[6] Currency is also thought of by some investors as an alternative asset class similar to hedge funds, private equity or commodities. Investors holding alternative asset classes may choose to include an allocation to currencies as part of their allocation to alternatives.

•

Cash Diversification: Investors may also wish to use foreign currencies as a means to diversify their U.S. dollar holdings. In doing this, investors typically earn local overnight cash rates for their foreign currency deposits. As shown, currencies themselves may offer a diversification benefit. Investors with an active view on particular currencies may choose to hold only those expected to outperform on a relative basis rather than invest in a diversified basket of currencies.

•

Currency Overlays: An investor may want to implement a currency view separate from a market or active manager view. In the institutional world, institutions are increasingly hiring active currency managers for overlay strategies. In doing this, currency decisions taken by the overlay manager allow for the separation of active currency views distinct from the portfolio’s underlying market or other active manager decisions.

•

Hedging: Investment in non-U.S. holdings introduces implicit currency exposure, which in some cases may be an unwanted or uncompensated risk to the investor. A currency hedging strategy can be an important risk control measure for these investors to remove or reduce unwanted return volatility resulting from foreign currency exposure. When an investor has little to no tolerance for foreign currency volatility relative to the U.S. dollar, currency hedging should be considered.

For example, an investor wishing to hedge exposure to the MSCI EAFE Index would first evaluate the currency exposure associated with the underlying country composition and then use currency products that would reduce, or short, the foreign currency exposure associated with being long the underlying

5.	Source: Barclays Capital.
6.	Source: Bloomberg.

THE BASICS OF CURRENCY	5

THE BASICS OF CURRENCY

equities. While the MSCI EAFE Index currently contains 21 developed countries, an investor can hedge more than 80% of the currency risk through selling or shorting exposure to the three largest currencies: British pound, Japanese yen and the euro. By doing this, an investor is removing 80% of the return movement associated with currency fluctuations yet remaining exposed to the price return movement of the foreign securities.

CURRENCY ALTERNATIVES

While the case for currency appears strong, investors have typically had limited options to pursue active currency strategies or implement hedging strategies. The following is a discussion of the currency alternatives available to the U.S. investor.

Direct Currency Markets

Transacting directly in the spot markets for currency has typically been expensive and somewhat difficult for individual investors. Investors are able to gain foreign currency exposure through currency deposits and Certificates of Deposits (CDs) offered at various financial institutions. Generally speaking there is little transparency in interest rates paid with numerous transaction fees applicable. In the case of CDs, minimum holding periods apply with early withdrawal penalties.7

Mutual Funds

A limited number of mutual funds exist but none offer pure exposure to an individual currency. Rather these funds are actively managed and may move between multiple currencies depending upon the manager’s outlook. At the same time most hold short term money market instruments, which have associated credit quality and sector exposure consequences. In some cases other asset classes such as gold may be held. These funds may have front end loads, 12b-1 fees and pay quarterly distributions.8

Exchange Traded Funds (ETFs)

A number of ETFs provide currency exposure to either individual currencies or baskets of currencies. Some funds employ the use of long/short futures positions or leverage in their strategies. The individual currency ETFs seek to replicate the performance of a currency inclusive of a deposit rate paid on the underlying foreign currency amount. Like mutual funds these ETFs may pay quarterly distributions.9

FIGURE 7 iPath ETNs Linked to Exchange Rates

iPath ETN	Exchange Ticker	Yearly Fee*	Maturity Date
iPath® EUR/USD Exchange Rate ETN	ERO	0.40%	5/14/37
iPath® GBP/USD Exchange Rate ETN	GBB	0.40%	5/14/37
iPath® JPY/USD Exchange Rate ETN	JYN	0.40%	5/14/37

*	The investor fee is calculated cumulatively based on the Yearly Fee and the performance of the underlying index or currency exchange rate and increases each day based on the level of the index or currency exchange rate on that day. Because the investor fee reduces the amount of your return at maturity or upon redemption, if the value of the underlying decreases or does not increase significantly, you may receive less than the principal amount of your investment at maturity or upon redemption. For a more complete description of how the investor fee is calculated, please see the applicable product page and Pricing Supplement at www.iPathETN.com.

INTRODUCING iPATH ETNs FOR CURRENCY

The iPath Exchange Rate ETNs are a new and exciting alternative for U.S. investors to access the currency markets. These products offer investors exposure to the performance of individual currencies relative to the U.S. dollar. Figure 7 lists the current iPath Exchange Rate ETN products available to investors.

iPath ETNs are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC, delivering exposure to the investment performance of difficult-to-access markets, asset classes and strategies with the trading flexibility of an equity. iPath ETNs linked to various market indexes offer investors cost-effective and tax-efficient access to the returns of popular market benchmarks.

7.	Source: Everbank.
8.	Sources: Franklin Templeton, Merck.
9.	Sources: Powershares, Rydex.

6	iPATH EXCHANGE TRADED NOTES

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions. The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the U.S. federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

©2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 5207-iP-0807 790-13SP-10/07

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